Form 6-K
No. 2

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                          October                          2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)

Date: October 20, 2004	By /s/ William G. E. Jacobs

INTERIM REPORT July – September, 2004
Stockholm, October 20, 2004

•	Net sales for the first nine months amounted to SEK 92,031m (95,762) and net income to SEK 2,420m (3,624), corresponding to SEK 8.05 (11.55) per share

•	Continued strong cash flow in third quarter and for the period as a whole

•	Operating income for the third quarter adversely affected by substantially higher materials prices

•	Decline in income for Consumer Durables in Europe, due to higher brand spend and weaker demand in some Western European markets

•	Higher income for both Consumer Outdoor Products and Professional Outdoor Products

Contents

2	Net sales and income

4	Outlook for full year 2004

4	Cash flow

5	Financial position

6	Value created

6	Operations by business area

9	Structural changes

10	Repurchase and redemption of shares

12	Financial statements

20	Definitions

	Third	Third		Nine	Nine
	quarter	quarter		months	months
Amounts in SEKm, unless otherwise stated	2004	2003	Change	2004	2003	Change
Net sales	29,588	30,387	-2.6%	92,031	95,762	-3.9%
Operating income1)	1,092	1,320	-17.3%	3,577	5,527	-35.3%
Operating income, excl. items affecting comparability	1,368	1,698	-19.4%	5,238	5,905	-11.3%
Margin, %	4.6	5.6		5.7	6.2
Income after financial items1)	944	1,286	-26.6%	3,307	5,418	-39.0%
Income after financial items, excl. items affecting comparability	1,220	1,664	-26.7%	4,968	5,796	-14.3%
Margin, %	4.1	5.5		5.4	6.1
Net income1)	677	767	-11.7%	2,420	3,624	-33.2%
Net income, excl. items affecting comparability	860	1,145	-24.9%	3,501	4,002	-12.5%
Net income per share, SEK1)2)	2.35	2.50	-6.0%	8.05	11.55	-30.3%
Net income per share, excl. items affecting comparability, SEK2)	3.00	3.70	-18.9%	11.65	12.75	-8.6%
Value creation	442	649	-207	2,395	2,659	-264
Return on equity, %1)				12.9	17.4
Return on equity, excl. items affecting comparability, %				18.6	19.2

1)	Income for the third quarter of 2004 includes items affecting comparability in the amount of SEK -276m (-378) and for the first nine months SEK -1,661m (-378).

2)	Based on an average of 291.3 (312.2) million shares after share redemption and buy-backs for the third quarter and 300.7 (314.1) million for the first nine months of the year.

NET SALES AND INCOME

Third quarter

Net sales for the Electrolux Group in the third quarter amounted to SEK 29,588m as against SEK 30,387m for the same period in the previous year. The decline is attributable to changes in exchange rates and divestments, while the trend in volume/price/mix was positive.

Changes in net sales	Third
quarter
%	2004
Changes in Group structure	-1.2
Changes in exchange rates	-2.8
Changes in volume/price/mix	1.4

Total	-2.6

Operating income declined by 17.3% to SEK 1,092m (1,320), corresponding to 3.7% (4.3) of net sales. Income after financial items decreased by 26.6% to SEK 944m (1,286), which corresponds to 3.2% (4.2) of sales. Net income declined by 11.7% to SEK 677m (767), corresponding to a decline of 6.0% in net income per share to SEK 2.35 (2.50).

The above-mentioned operating income figure includes costs of SEK 60m relating to measures taken to improve profitability within the Group’s Australian operation, which are not included in items affecting comparability.

The Group’s spending on brand-building was approximately SEK 100m higher than in the third quarter in 2003.

Items affecting comparability

Operating income for the third quarter of 2004 includes items affecting comparability in the amount of SEK -276m (-378). These include charges totaling SEK -153m for the previously announced closure of the Group’s vacuum-cleaner plant in El Paso, Texas, and SEK -103m relating to actions taken to improve profitability within appliances in Australia, and SEK -20m to the development of a competence center in Västervik, Sweden.

Items affecting comparability	Third	Third	Nine	Nine
	quarter	quarter	months	months
SEKm	2004	2003	2004	2003
Restructuring provisions and write-downs
Floor-care products, North America (Q3 2004)	-153		-153
Appliances, Australia (Q3 2004)	-103		-103
Vacuum-cleaner plant in Västervik, Sweden (Q3, Q2 2004)	-20		-187
Refrigerator plant in Greenville, USA (Q1 2004)			-979
Capital loss, divestment of Compressor operation (Q3 2003)		-85		-85
Other
Settlement in vacuum-cleaner lawsuit in USA (Q2 2004)			-239
Provision for German laundrette operations (Q3 2003)		-293		-293

Total	-276	-378	-1,661	-378

Income excluding items affecting comparability

Excluding the above-mentioned items affecting comparability, operating income declined by 19.4% to SEK 1,368m (1,698), representing 4.6% (5.6) of net sales. Income after financial items decreased by 26.7% to SEK 1,220m (1,664), corresponding to 4.1% (5.5) of net sales. Net income decreased by 24.9% to SEK 860m (1,145), corresponding to a decline of 18.9% in net income per share to SEK 3.00 (3.70).

Effects of changes in exchange rates

Changes in exchange rates compared with the third quarter of 2003, had a positive impact on operating income of approximately SEK 17m, primarily due to positive transaction effects.

Income after financial items was positively affected by changes in exchange rates in the amount of approximately SEK 25m.

Financial net

Net financial items for the third quarter declined to SEK -148m compared to SEK -34m for the same period previous year. The decline refers mainly to increased net borrowings following the share redemption program, increased interest rates on particularly borrowings in USD, and reduced interest income as a result of lower Swedish interest rates. Net financial items in the third quarter 2003 were positively impacted by interest income of approximately SEK 45m on a tax refund from a previously divested operation.

First nine months of 2004

Net sales for the Electrolux Group in the first nine months of 2004 amounted to SEK 92,031m, as against SEK 95,762m for the same period in the previous year. The decrease refers to changes in exchange rates and divestments, while changes in volume/price/mix had a positive affect.

Changes in net sales	Nine
months
%	2004
Changes in Group structure	-2.6
Changes in exchange rates	-4.0
Changes in volume/price/mix	2.7

Total	-3.9

Operating income declined by 35.3% to SEK 3,577m (5,527), corresponding to 3.9% (5.8) of net sales. Income after financial items decreased by 39.0% to SEK 3,307m (5,418), which corresponds to 3.6% (5.7) of sales. Net income amounted to SEK 2,420m (3,624), corresponding to SEK 8.05 (11.55) per share.

Changes in exchange rates compared to the previous year, including both translation and transaction effects, had a negative impact on operating income of approximately SEK -45m. This effect is mainly due to the strengthening of the Swedish krona against the US dollar.

Income excluding items affecting comparability

Excluding the previously mentioned items affecting comparability, operating income declined by 11.3% to SEK 5,238m (5,905), representing 5.7% (6.2) of net sales. Income after financial items decreased by 14.3% to SEK 4,968m (5,796), corresponding to 5.4% (6.1) of net sales. Net income decreased by 12.5% to SEK 3,501m (4,002), corresponding to a decline of 8.6% in net income per share to SEK 11.65 (12.75).

Net sales and operating income by business area

Net sales for Consumer Durables decreased by 2.6% to SEK 79,809m (81,948). Operating income, excluding items affecting comparability, declined by 9.2% to SEK 4,335m (4,776), corresponding to an operating margin of 5.4% (5.8).

Net sales for Professional Products declined by 11.4% to SEK 12,175m (13,745). Operating income, excluding items affecting comparability, decreased by 9.4% to SEK 1,503m (1,659), corresponding to an operating margin of 12.3% (12.1). The decline in sales and operating income for this business area refers mainly to divestments.

For changes in net sales and operating income in comparable currencies, see tables on page 15.

Outlook for full year 2004*)

Market demand for the full year 2004 is expected to show some growth over the previous year in both Europe and North America.

On the basis of increased spending on R&D and brand-building aimed at strengthening the Group long-term, as well as a negative impact from changes in exchange rates, operating income for the full year 2004 is expected to be significantly lower than in 2003, excluding items affecting comparability.

As communicated in a press release on September 23, 2004, expectations for Group earnings has been revised downward from the outlook published in the half-yearly report, due to higher prices for raw materials and components. Operating income excluding items affecting comparability was previously expected to be somewhat lower than in 2003, and is now expected to be significantly lower.

*)The previous outlook published in the half-yearly report stated:

Market demand in 2004 is expected to show some growth from the previous year in both Europe and North America.

On the basis of increased spending on R&D and brand-building aimed at strengthening the Group long-term, as well as expectations for continued negative impact from changes in exchange rates, operating income for the full year 2004 is expected to be somewhat lower than in 2003, excluding items affecting comparability. There is a risk, that higher costs for steel could have an increasingly negative impact on income for the second half of the year, however.

Cash flow

Cash flow from operations and investments in the third quarter was in line with the previous year, excluding proceeds from divestments in 2003. Cash flow was negatively impacted by a decline in income, increased capital expenditure, and a payment in the amount of approximately SEK 300m referring to the US pension fund. Lower increase in working capital and lower spending on restructuring had a positive impact.

For the first nine months of the year, cash flow from operations and investments improved by SEK 1,049m, excluding proceeds from divestments in the previous year. The improvement is mainly due to a lower increase in working capital, particularly accounts receivable, as well as lower spending in the restructuring programs.

Cash flow	Third	Third	Nine	Nine
	quarter	quarter	months	months	Full year
SEKm	2004	2003	2004	2003	2003
Cash flow from operations, excluding change in operating assets and liabilities	1,783	1,706	5,724	5,920	7,124
Change in operating assets and liabilities	2,207	2,013	-780	-3,327	-831
Capital expenditure in tangible fixed assets	-1,145	-924	-2,952	-2,333	-3,463
Other	-107	-51	-542	141	36

	2,738	2,744	1,450	401	2,866
Divestment of operations	—	865	—	865	857

Cash flow from operations and investments	2,738	3,609	1,450	1,266	3,723

FINANCIAL POSITION

Equity

Equity, as of September 30, 2004, amounted to SEK 23,252m (27,456), which corresponds to SEK 79.85 (87.90) per share. The decline refers mainly to the redemption of shares, and the one-time charge of SEK 1,599m to opening equity at the beginning of the year following the implementation of the new Swedish accounting standard RR 29 Employee benefits, (relating to pensions and other employee benefits).

Return on equity was 12.9% (17.4). Excluding items affecting comparability, return on equity was 18.6% (19.2).

Change in equity	Nine	Nine
	months	months	Full year
SEKm	2004	2003	2003
Opening balance	27,462	27,629	27,629
Adjustment of opening balance*)	-1,599	—	—
Dividend payment	-1,993	-1,894	-1,894
Repurchase of shares, net	-112	-853	-1,669
Redemption of shares	-3,042	—	—
Minimum liability, US pensions	—	—	-123
Translation differences	116	-1,050	-1,259
Net income	2,420	3,624	4,778

Closing balance	23,252	27,456	27,462

*) One-time effect of implementing the new accounting standard RR 29, Employee benefits.

Net borrowings

Interest-bearing liabilities declined to SEK 12,224m (13,648). Liquid funds at the end of the period amounted to SEK 8,573m (12,264). Net borrowings increased to SEK 3,651m (1,384).

The net debt/equity ratio was 0.16 (0.05), and the equity/assets ratio was 33.5% (41.1).

Net borrowings	September 30	September 30	December 31
SEKm	2004	2003	2003
Interest-bearing liabilities	12,224	13,648	12,501
Liquid funds	-8,573	-12,264	-12,602

Net borrowings	3,651	1,384	-101
Net debt/equity ratio	0.16	0.05	0.00
Equity/assets ratio, %	33.5	41.1	42.7

Net assets

Net assets, as of September 30, 2004, amounted to SEK 26,145m (28,090). Average net assets for the period amounted to SEK 28,159m (31,009). Adjusted for items affecting comparability, average net assets amounted to SEK 31,593m (33,294), corresponding to 25.7% (26.1) of net sales.

The decline in average net assets referred mainly to changes in exchange rates, divestment of operations and the adjustment of opening equity following the implementation of the new accounting standard for employee benefits.

The return on net assets was 16.9% as against 23.8% in the previous year. Excluding items affecting comparability, the return on net assets was 22.1% (23.6).

Working capital

Working capital as of September 30, 2004, declined to SEK 1,677m (5,745), corresponding to 1.4% (4.9) of annualized net sales. Approximately SEK 2,600m of the decline refers to the adjustment of assets and liabilities referring to pensions and other employee benefits following the implementation of the new accounting standard for employee benefits.

Inventories amounted to SEK 15,730m (14,299), and accounts receivable to SEK 23,396m (23,886), corresponding to 13.5% (12.3) and 20.0% (20.6) of annualized net sales, respectively. Accounts payable amounted to SEK 15,482m (14,188), corresponding to 13.3% (12.2) of annualized net sales.

VALUE CREATED

Total value created during the first nine months of 2004 amounted to SEK 2,395m (2,659). Lower operating income in 2004 was partly offset by lower average net assets. The capital-turnover rate was 3.88 as compared to 3.84 in the previous year.

The WACC rate for 2004 is calculated at 12% as compared to 13% for 2003. The change of the WACC rate has positively impacted value creation in 2004 by SEK 237m.

OPERATIONS BY BUSINESS AREA IN THE THIRD QUARTER

Consumer Durables, Europe

Consumer Durables, Europe	Third	Third	Nine	Nine
	quarter	quarter	months	months	Full year
SEKm	2004	2003	2004	2003	2003
Net sales	10,793	11,445	31,106	32,744	44,267
Operating income	780	875	2,181	2,251	3,289
Operating margin, %	7.2	7.6	7.0	6.9	7.4

Total industry shipments of core appliances in Europe increased in volume by almost 3% over the third quarter of 2004. Shipments in Western Europe increased by approximately 1%, while Eastern Europe showed an increase of almost 9%.

Industry shipments of core appliances	Third	Nine
in Europe	quarter	months
Year-over-year, %	2004	2004
Western Europe1)	1.2	2.1
Eastern Europe (excl. Turkey)1)	8.7	7.8

Total Europe	2.9	3.3

1) Preliminary figures

Group sales of appliances in Europe decreased somewhat compared to the third quarter of the previous year, as a result of lower volumes in Western Europe, particularly in Germany. Group sales in Eastern Europe showed a continued positive trend, however. Operating income and margin decreased due to higher investments in brand-building and lower volumes.

Market demand for floor-care products in Europe increased somewhat, although primarily in the lower price segments. Sales for the Group’s European operation were lower than in the previous year. Operating income and margin declined substantially as a result of lower volumes, an unfavorable product mix and downward pressure on prices.

Consumer Durables, North America

Consumer Durables, North America	Third	Third	Nine	Nine
	quarter	quarter	months	months	Full year
SEKm	2004	2003	2004	2003	2003
Net sales	8,034	8,396	23,090	24,741	32,247
Operating income	171	318	783	1,237	1,583
Operating margin, %	2.1	3.8	3.4	5.0	4.9

Industry shipments of core appliances in the US increased in volume in the third quarter by approximately 7% over the same period in the previous year. Shipments of major appliances, i.e., including room air-conditioners and microwave ovens, rose by approximately 4%.

Industry shipments of core appliances	Third	Nine
in North America	quarter	months
Year-over-year, %	2004	2004
Core appliances	6.6	8.6
Major appliances	3.8	4.6

Group sales of core appliances in North America were somewhat higher in USD but declined in SEK. Operating income was substantially lower than in the previous year, mainly due to higher costs for raw materials and components.

The market for floor-care products in the US increased in volume. Sales for the Group’s American operation declined in the lower price segments. Operating income was slightly negative.

Consumer Durables, Rest of the world

Consumer Durables, Rest of the world	Third	Third	Nine	Nine
	quarter	quarter	months	months
SEKm	2004	2003	2004	2003	Full year 2003
Net sales	3,310	3,070	9,780	9,010	12,544
Operating income	-119	12	-112	-157	0
Operating margin, %	-3.6	0.4	-1.1	-1.7	0.0

The market for core appliances in Brazil showed a continued strong upturn in the third quarter. Group sales of appliances increased substantially as a result of a strong increase in demand and launches of new products. Operating income improved despite higher costs for materials and was positive.

Group sales in India rose in the third quarter, mainly in terms of air conditioners and microwave ovens, which have been added to the product offering. Operating income for the Indian operation declined, however, as a result of lower sales of refrigerators and downward pressure on prices. A substantial improvement in income was achieved for the nine-month period as a whole, however.

Group sales of appliances in China were lower than in the previous year. Operating income for the Chinese operation improved somewhat as a result of restructuring and cost cutting, but remained negative.

The market for appliances in Australia increased in volume. Sales for the Group’s Australian operation were largely unchanged from the previous year. Operating income showed a substantial downturn. The Group is currently implementing an action program to improve profitability in the Australian operation. This includes discontinuing production at several facilities, as well as measures to improve efficiency at remaining facilities and in marketing and sales. Operating income for the third quarter was negatively impacted by costs of approximately SEK 60m related to this on-going program, which are not included in items affecting comparability.

Consumer Durables, Outdoor Products

Outdoor products	Third	Third	Nine	Nine
	quarter	quarter	months	months
SEKm	2004	2003	2004	2003	Full year 2003
Net sales	3,546	3,462	15,833	15,453	17,223
Operating income	261	220	1,483	1,445	1,493
Operating margin, %	7.4	6.4	9.4	9.4	8.7

Demand for consumer outdoor products in Europe is estimated to have increased somewhat over the third quarter in 2003. The Group’s European operation reported good growth in sales. Operating income improved considerably, mainly as a result of a larger proportion of sales of products imported from the US operation.

Group sales of consumer outdoor products in North America increased somewhat in USD, mainly within chainsaws and other handheld product categories. Operating income increased significantly and margin improved.

Professional Indoor Products

Professional Indoor Products	Third	Third	Nine	Nine
	quarter	quarter	months	months
SEKm	2004	2003	2004	2003	Full year 2003
Net sales	1,517	1,718	4,768	6,379	8,113
Operating income	111	124	337	455	556
Operating margin, %	7.3	7.2	7.1	7.1	6.9

Demand for food-service equipment in Europe is estimated to have been somewhat lower than in the third quarter 2003. Sales for this product line were largely unchanged from the previous year. Operating income improved for comparable units, and was positively impacted by increased sales of new products.

Sales for laundry equipment increased in most European markets. Operating income and margin improved substantially as a result of higher volumes and improved efficiency in production.

Overall, operating income and margin for Professional Indoor Products improved for comparable units.

Professional Outdoor Products

Professional Outdoor Products	Third	Third	Nine	Nine
	quarter	quarter	months	months
SEKm	2004	2003	2004	2003	Full year 2003
Net sales	2,374	2,274	7,407	7,366	9,596
Operating income	377	341	1,166	1,204	1,462
Operating margin, %	15.9	15.0	15.7	16.3	15.2

Market demand for professional outdoor products is estimated to have shown some growth compared to the third quarter in 2003.

Group sales of chainsaws and professional lawn and garden equipment increased significantly, while sales of diamond tools and power cutters declined.

Overall, sales for Professional Outdoor Products increased. Operating income and margin improved.

STRUCTURAL CHANGES

During the third quarter of 2004, a restructuring program was initiated to improve profitability in the Group’s vacuum-cleaner operation in the US. The total cost of the program amounts to approximately SEK 153m, which has been reported under items affecting comparability in the quarter. The program includes closure of a plant in El Paso, Texas, and transfer of production to the Group’s plant in Mexico, as well as outsourcing of the components manufactured at the plant in Mexico. The changes affect about 850 employees.

Restructuring measures are also being implemented within the Australian appliance operation. These include closing production of cooker hoods in Dudley Park, Adelaide, closing production of small refrigerators and freezers in Orange, closing the motor plant in Adelaide and the cooker plant in New Zealand, as well as divesting the tooling business. The costs of these measures amount to SEK 103m, which has been reported under items affecting comparability in the third quarter.

In July 2004, an evaluation was initiated regarding a potential closure of a cooker plant in Reims, France, as part of the on-going consolidation of European production. The plant has approximately 240 employees. Closure would incur an estimated total cost of approximately SEK 350m, including write-down of assets and other related costs.

Earlier this year it was decided that a refrigerator plant in Greenville, Michigan, USA, will be closed during the second quarter of 2005, and a vacuum cleaner plant in Västervik, Sweden will be closed during the first quarter of 2005. The costs of closing the Greenville plant is estimated at SEK 1,100m, of which SEK 979m was charged against operating income for the first quarter of 2004. The cost of closing the Västervik plant is estimated at SEK 220m, of which SEK 167m was charged in the second quarter of 2004 and SEK 20m in the third quarter.

REPURCHASE AND REDEMPTION OF SHARES

Repurchase and transfer of own shares

During the first nine months of 2004, Electrolux repurchased 750,000 B-shares, of which 250,000 shares were repurchased in the third quarter.

As of September 30, 2004, Electrolux held 17,739,400 B-shares, corresponding to 5.7% of the total number of outstanding shares.

	Total number of	Total number
Cancellation and repurchase of shares in	outstanding	of outstanding	No. of shares held	No. of shares held by
2004	A-shares	B-shares	by Electrolux	other shareholders
As of January 1, 2004	10,000,000	314,100,000	17,000,000	307,100,000
Repurchase of shares in the first quarter			500,000	-500,000
Shares sold to senior managers under the terms of the employee stock option programs in the first quarter			-10,600	10,600
Redemption of shares during the second quarter	-497,725	-14,681,967		-15,179,692
Repurchase of shares in the third quarter			250,000	-250,000
Number of shares as of September 30, 2004	9,502,275	299,418,033	17,739,400	291,180,908

OTHER ITEMS

Nomination procedure for election of Board members

In accordance with the nomination procedure for election of Board members that was approved by the AGM in April 2004, the Chairman of the Board should contact at least three of the largest shareholders during the fourth quarter of the year.

The shareholder representatives contacted are Anders Scharp of Investor, Ramsay J. Brufer of Alecta Mutual Pension Insurance, Marianne Nilsson of Robur Investment Funds and Carl Rosén of Second Swedish National Pension Fund. These representatives will under the leadership of the Chairman jointly prepare a proposal for members of the Board of Directors and the fee to the Board of Directors which will be presented to the AGM for approval.

Asbestos litigation in the US

Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

As of September 30, 2004, the Group had a total of 823 lawsuits pending, representing approximately 18,400 plaintiffs. A total of 61 new cases with approximately 3,400 plaintiffs were filed during the third quarter of 2004 and 17 pending cases with approximately 3,300 plaintiffs were resolved. Approximately 17,100 of the plaintiffs relate to cases pending in the state of Mississippi.

Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.

Parent Company

Net sales for the Parent Company, AB Electrolux, for the first nine months of 2004 amounted to SEK 4,973m (4,830). Income after financial items was SEK 2,218m (5,917), including dividends from subsidiaries in the amount of SEK 3,491m (4,753). Capital expenditures in tangible and intangible assets were SEK 243m (99). Liquid funds at the end of the period amounted to SEK 4,199m (8,101) as against SEK 8,767m at the start of the year.

Stockholm, October 20, 2004

Hans Stråberg
President and CEO

Factors affecting forward-looking statements

This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

CONSOLIDATED INCOME STATEMENT, SEKM

	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
	2004	2003	2004	2003	2003
Net sales	29,588	30,387	92,031	95,762	124,077
Cost of goods sold	-22,523	-23,071	-69,524	-72,656	-93,742
Selling expense	-4,311	-4,122	-13,165	-12,718	-16,877
Administrative expense	-1,343	-1,436	-4,058	-4,328	-5,699
Other operating income/expense	-43	-60	-46	-155	-121
Items affecting comparability	-276	-378	-1,661	-378	-463

Operating income*	1,092	1,320	3,577	5,527	7,175
Margin, %	3.7	4.3	3.9	5.8	5.8

Financial items, net	-148	-34	-270	-109	-169

Income after financial items	944	1,286	3,307	5,418	7,006
Margin, %	3.2	4.2	3.6	5.7	5.6
Taxes	-267	-514	-886	-1,791	-2,226
Minority interests in net income	0	-5	-1	-3	-2

Net income	677	767	2,420	3,624	4,778
* Including depreciation and amortization in the amount of:	-773	-789	-2,358	-2,491	-3,353
Net income per share, SEK	2.35	2.50	8.05	11.55	15.25

Number of shares after buy-backs, million	291.2	312.3	291.2	312.3	307.1
Average number of shares after buy-backs, million	291.3	312.2	300.7	314.1	313.3

CONSOLIDATED BALANCE SHEET, SEKM

	September 30	September 30	Full year
	2004	2003	2003
Assets
Fixed assets	25,818	23,988	23,610
Inventories, etc.	15,730	14,299	14,945
Accounts receivable	23,396	23,886	21,172
Other receivables	4,492	4,939	4,699
Liquid funds	8,573	12,264	12,602

Total assets	78,009	79,376	77,028

Equity and liabilities
Shareholders’ equity	23,252	27,456	27,462
Minority interests	11	116	27
Interest-bearing liabilities and provisions	12,224	13,648	12,501
Non-interest-bearing liabilities and provisions	42,522	38,156	37,038

Total equity and liabilities	78,009	79,376	77,028

Contingent liabilities	1,227	1,384	1,179

CHANGE IN EQUITY, SEKM

	Nine	Nine
	months	months	Full year
	2004	2003	2003
Opening balance	27,462	27,629	27,629
Adjustment of opening balance1)	-1,599	—	—
Dividend payment	-1,993	-1,894	-1,894
Repurchase of shares, net	-112	-853	-1,669
Redemption of shares	-3,042	—	—
Minimum liability, US pensions	—	—	-123
Translation differences	116	-1,050	-1,259
Net income	2,420	3,624	4,778
Closing balance	23,252	27,456	27,462

1)	One-time effect of implementing the new accounting standard RR 29, Employee benefits.

CONSOLIDATED CASH FLOW STATEMENT, SEKM
	Third	Third	Nine	Nine
	quarter	quarter	months	months	Full year
	2004	2003	2004	2003	2003
Operations
Income after financial items	944	1,286	3,307	5,418	7,006
Depreciation and amortization	773	789	2,358	2,491	3,353
Provisions and capital gains/losses	220	-213	1,248	-905	-1,418
Taxes paid	-154	-156	-1,189	-1,084	-1,817
Changes in operating assets and liabilities
Change in inventories	603	964	-700	44	-746
Change in accounts receivable	1,183	647	-1,887	-4,462	-1,624
Change in accounts payable	-173	-374	533	-184	582
Change in other operating assets and liabilities	594	776	1,274	1,275	957

Cash flow from operations	3,990	3,719	4,944	2,593	6,293
Investments
Acquisition and divestment of operations	—	865	—	865	857
Capital expenditure in tangible fixed assets	-1,145	-924	-2,952	-2,333	-3,463
Capitalization of product development and software	-166	-110	-476	-284	-470
Other	59	59	-66	425	506

Cash flow from investments	-1,252	-110	-3,494	-1,327	-2,570

Total cash flow from operations and investments	2,738	3,609	1,450	1,266	3,723
Financing
Change in interest-bearing liabilities	-557	-624	-504	-185	-1,480
Dividend	—	—	-1,993	-1,894	-1,894
Redemption and repurchase of shares, net	-40	19	-3,154	-853	-1,669

Cash flow from financing	-597	-605	-5,651	-2,932	-5,043
Total cash flow	2,141	3,004	-4,201	-1,666	-1,320
Liquid funds at beginning of period	6,483	9,426	12,602	14,300	14,300
Exchange-rate differences referring to liquid funds	-51	695	172	-370	-378
Liquid funds at end of period	8,573	12,264	8,573	12,264	12,602

Change in net borrowings
Total cash flow excl. change in loans	2,698	3,628	-3,697	-1,481	160
Net borrowings at beginning of period	-6,408	-5,707	101	-1,398	-1,398
Exchange-rate differences referring to net borrowings	59	695	-55	1,495	1,339
Net borrowings at end of period	-3,651	-1,384	-3,651	-1,384	101

NET SALES BY BUSINESS AREA, SEKM

	Third	Third		Nine	Nine
	quarter	quarter		months	months		Full year
	2004	2003		2004	2003		2003

Consumer Durables
Europe	10,793	11,445	1)	31,106	32,744	1)	44,267	1)
North America	8,034	8,396		23,090	24,741		32,247
Rest of the world	3,310	3,070		9,780	9,010		12,544
Outdoor products	3,546	3,462		15,833	15,453		17,223

Total Consumer Durables	25,683	26,373		79,809	81,948		106,281
Professional Products
Indoor	1,517	1,718	2)	4,768	6,379	2)	8,113	2)
Outdoor	2,374	2,274		7,407	7,366		9,596

Total Professional Products	3,891	3,992		12,175	13,745		17,709
Other	14	22		47	69		87

Total	29,588	30,387		92,031	95,762		124,077

1) Net sales for 2003 excluding the divested shareholdings in Vestfrost A/S amounted to SEK 11,322m for the third quarter, SEK 31,935m for the first nine months and SEK 43,461m for the full year.

2) Net sales for 2003 excluding the divested compressor operation amounted to SEK 1,467m for the third quarter, SEK 4,742m for the first nine months and SEK 6,483m for the full year.

OPERATING INCOME BY BUSINESS AREA, SEKM

	Third	Third		Nine	Nine
	quarter	quarter		months	months		Full year
	2004	2003		2004	2003		2003

Consumer Durables
Europe	780	875	1)	2,181	2,251	1)	3,289	1)
Margin, %	7.2	7.6		7.0	6.9		7.4
North America	171	318		783	1,237		1,583
Margin, %	2.1	3.8		3.4	5.0		4.9
Rest of the world	-119	12		-112	-157		0
Margin, %	-3.6	0.4		-1.1	-1.7		0.0
Outdoor products	261	220		1,483	1,445		1,493
Margin, %	7.4	6.4		9.4	9.4		8.7

Total Consumer Durables	1,093	1,425		4,335	4,776		6,365
Margin, %	4.3	5.4		5.4	5.8		6.0
Professional Products
Indoor	111	124	2)	337	455	2)	556	2)
Margin, %	7.3	7.2		7.1	7.1		6.9
Outdoor	377	341		1,166	1,204		1,462
Margin, %	15.9	15.0		15.7	16.3		15.2

Total Professional Products	488	465		1,503	1,659		2,018
Margin, %	12.5	11.6		12.3	12.1		11.4
Common Group costs, etc.	-213	-192		-600	-530		-745
Items affecting comparability	-276	-378		-1,661	-378		-463

Total	1,092	1,320		3,577	5,527		7,175

1) Operating income for 2003 excluding the divested shareholdings in Vestfrost A/S amounted to SEK 866m for the third quarter, SEK 2,230m for the first nine months and SEK 3,268m for the full year.

2) Operating income for 2003 excluding the divested compressor operation amounted to SEK 103m for the third quarter, SEK 305m for the first nine months and SEK 411m for the full year.

CHANGE IN NET SALES BY BUSINESS AREA

		Third		Nine
		quarter		months
	Third	2004	Nine	2004
Change in net sales	quarter	in comparable	months	in comparable
Year-over-year, %	2004	currency	2004	currency
Consumer Durables
Europe	-5.7	-6.0	-5.0	-4.7
North America	-4.3	2.4	-6.7	1.9
Rest of the world	7.8	11.6	8.5	10.5
Outdoor products	2.4	6.7	2.5	9.8

Total Consumer Durables	-2.6	0.4	-2.6	1.7
Professional Products
Indoor	-11.7	-11.5	-25.3	-24.5
Outdoor	4.4	6.8	0.6	4.1

Total Professional Products	-2.5	-1.1	-11.4	-9.2

Total	-2.6	0.1	-3.9	0.1

CHANGE IN OPERATING INCOME BY BUSINESS AREA

		Third		Nine
		quarter		months
	Third	2004	Nine	2004
Change in operating income	quarter	in comparable	months	in comparable
Year-over-year, %	2004	currency	2004	currency
Consumer Durables
Europe	-10.9	-10.8	-3.1	-2.8
North America	-46.2	-46.3	-36.7	-32.3
Rest of the world	-1,091.7	-1,145.5	-28.7	-33.8
Outdoor products	18.6	18.8	2.6	10.3

Total Consumer Durables	-23.3	-22.7	-9.2	-5.5
Professional Products
Indoor	-10.5	-12.0	-25.9	-26.2
Outdoor	10.6	14.9	-3.2	-0.7

Total Professional Products	4.9	7.7	-9.4	-7.7
Total, excluding items affecting comparability	-19.4	-18.7	-11.3	-7.9

Total	-17.3	-17.0	-35.3	-34.1

KEY RATIOS

	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
	2004	2003	2004	2003	2003
Net income per share, SEK1)	2.35	2.50	8.05	11.55	15.25
Excl. items affecting comparability	3.00	3.70	11.65	12.75	16.75
Return on equity, %2)			12.9	17.4	17.3
Excl. items affecting comparability			18.6	19.2	18.9
Return on net assets, %3)			16.9	23.8	23.9
Excl. items affecting comparability			22.1	23.6	23.7
Net debt/equity ratio4)			0.16	0.05	0.00
Capital expenditure, SEKm	1,145	924	2,952	2,333	3,463
Average number of employees	72,189	75,684	72,760	78,006	77,140

1)	Based on an average of 291.3 (312.2) million shares after share redemption and buy-backs for the third quarter and 300.7 (314.1) million for the first nine months of the year.

2)	Net income, expressed as a percentage of average equity.

3)	Operating income, expressed as a percentage of average net assets.

4)	Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to adjusted equity.

EXCHANGE RATES IN SEK

	Nine	Nine	Full
	months	months	year
	2004	2003	2003
USD, average	7.48	8.25	8.08
USD, end of period	7.34	7.66	7.26
EUR, average	9.15	9.15	9.13
EUR, end of period	9.06	8.94	9.07
GBP, average	13.54	13.33	13.25
GBP, end of period	13.21	12.81	12.87

NET SALES AND INCOME PER QUARTER, SEKM

Net sales and income		1stqtr	2ndqtr	3rdqtr	4thqtr	Full year
Net sales, SEKm	2004	30,493	31,950	29,588
	2003	32,062	33,313	30,387	28,315	124,077

Operating income, SEKm	2004	726	1,759	1,092
	Margin, %	2.4	5.5	3.7
	20041)	1,705	2,165	1,368
	Margin, %	5.6	6.8	4.6
	2003	1,798	2,409	1,320	1,648	7,175
	Margin, %	5.6	7.2	4.3	5.8	5.8
	20032)	1,798	2,409	1,698	1,733	7,638
	Margin, %	5.6	7.2	5.6	6.1	6.2

Income after financial items, SEKm	2004	648	1,715	944
	Margin, %	2.1	5.4	3.2
	20041)	1,627	2,121	1,220
	Margin, %	5.3	6.6	4.1
	2003	1,798	2,334	1,286	1,588	7,006
	Margin, %	5.6	7.0	4.2	5.6	5.6
	20032)	1,798	2,334	1,664	1,673	7,469
	Margin, %	5.6	7.0	5.5	5.9	6.0

Net income, SEKm	2004	532	1,211	677
	20041)	1,142	1,499	860
	2003	1,246	1,611	767	1,154	4,778
	20032)	1,246	1,611	1,145	1,239	5,241

Net income per share, SEK	2004	1.75	3.95	2.35
	20041)	3.70	4.95	3.00
	2003	3.95	5.10	2.50	3.70	15.25
	20032)	3.95	5.10	3.70	4.00	16.75

Value creation, SEKm	2004	776	1,177	442
	2003	731	1,279	649	790	3,449

1) Excluding items affecting comparability, which amounted to SEK -979m in the first quarter, SEK -406m in the second quarter and SEK -276m in the third quarter.

2) Excluding items affecting comparability, which amounted to SEK -378m in the third quarter and SEK -85m in the fourth quarter.

NET SALES BY BUSINESS AREA, PER QUARTER, SEKM

Consumer Durables		1stqtr	2ndqtr	3rdqtr	4thqtr	Full year
Europe	2004	10,386	9,927	10,793
	2003	10,843	10,456	11,445	11,523	44,267

North America	2004	7,365	7,691	8,034
	2003	7,921	8,424	8,396	7,506	32,247

Rest of the world	2004	3,147	3,323	3,310
	2003	2,887	3,053	3,070	3,534	12,544

Outdoor products	2004	5,611	6,676	3,546
	2003	5,722	6,269	3,462	1,770	17,223

Total Consumer Durables	2004	26,509	27,617	25,683
	2003	27,373	28,202	26,373	24,333	106,281

Professional Indoor Products	2004	1,558	1,693	1,517
	2003	2,165	2,496	1,718	1,734	8,113

Professional Outdoor Products	2004	2,409	2,624	2,374
	2003	2,500	2,592	2,274	2,230	9,596

	2004	3,967	4,317	3,891
Total Professional Products	2003	4,665	5,088	3,992	3,964	17,709

OPERATING INCOME BY BUSINESS AREA, PER QUARTER, SEKM

Consumer Durables		1stqtr	2ndqtr	3rdqtr	4thqtr	Full year
Europe	2004	641	760	780
	Margin, %	6.2	7.7	7.2
	2003	639	737	875	1,038	3,289
	Margin, %	5.9	7.0	7.6	9.0	7.4

North America	2004	277	335	171
	Margin, %	3.8	4.4	2.1
	2003	391	528	318	346	1,583
	Margin, %	4.9	6.3	3.8	4.6	4.9

Rest of the world	2004	5	2	-119
	Margin, %	0.2	0.1	-3.6
	2003	-120	-49	12	157	0
	Margin, %	-4.2	-1.6	0.4	4.4	0.0

Outdoor products	2004	507	715	261
	Margin, %	9.0	10.7	7.4
	2003	505	720	220	48	1,493
	Margin, %	8.8	11.5	6.4	2.7	8.7

Professional Indoor Products	2004	94	132	111
	Margin, %	6.0	7.8	7.3
	2003	138	193	124	101	556
	Margin, %	6.4	7.7	7.2	5.8	6.9

Professional Outdoor Products	2004	343	446	377
	Margin, %	14.3	17.0	15.9
	2003	415	448	341	258	1,462
	Margin, %	16.6	17.3	15.0	11.6	15.2

Common Group costs, etc.	2004	-162	-225	-213
	2003	-170	-168	-192	-215	-745

Items affecting comparability	2004	-979	-406	-276
	2003	-	-	-378	-85	-463

FIVE-YEAR REVIEW

	2003	2002	2001	2000	1999
Net sales, SEKm	124,077	133,150	135,803	124,493	119,550
Operating income, SEKm	7,175	7,731	6,281	7,602	7,204
Margin, %	5.8	5.8	4.6	6.1	6.0
Margin, excluding items affecting comparability, %	6.2	6.1	4.7	6.5	6.2

Income after financial items, SEKm	7,006	7,545	5,215	6,530	6,142
Margin, %	5.6	5.7	3.8	5.2	5.1
Margin, excluding items affecting comparability, %	6.0	6.0	3.9	5.6	5.3

Net income, SEKm	4,778	5,095	3,870	4,457	4,175
Net income per share, SEK	15.25	15.60	11.35	12.40	11.40
Average number of shares after buy-backs, million	313.3	327.1	340.1	359.1	366.2
Dividend, adjusted for share issues, SEK	6.50	6.00	4.50	4.00	3.50

Value creation, SEKm	3,449	3,461	262	2,423	1,782
Return on equity, %	17.3	17.2	13.2	17.0	17.1
Return on net assets, %	23.9	22.1	15.0	19.6	18.3
Net debt/equity ratio	0.00	0.05	0.37	0.63	0.50
Capital expenditure, SEKm	3,463	3,335	4,195	4,423	4,439
Average number of employees	77,140	81,971	87,139	87,128	92,916

DEFINITIONS

Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at balance day exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets, excluding liquid funds, interest-bearing financial receivables, as well as non-interest-bearing liabilities and provisions.

Adjusted equity	Equity, including minority interests.

Working capital	Net assets less fixed assets and deferred tax assets/liabilities.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to adjusted equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios

Net income per share	Net income divided by the average number of shares after buy-backs.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales — operating costs = operating income) — (WACC x average net assets)]. The WACC for 2004 is 12% before tax. For 2003 and 2002 the WACC was 13% and for previous years 14%.

Return on equity	Net income expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

This report has not been audited.

In this report Electrolux has applied the same accounting principles as in the Annual Report for 2003, as described in note 1, with the exception of employee benefits. The new accounting standard RR 29, Employee benefits, has been applied as of January 1, 2004. Historical data have not been restated.

Telephone conference and presentation

A telephone conference will be held at 15.00 CET on October 20, 2004. The conference will be chaired by Hans Stråberg, President and CEO of Electrolux, and Fredrik Rystedt, CAO. A slide presentation of the third quarter results for 2004 is available on the Electrolux website: www.electrolux.com/latestreport

Financial reports in 2005

Quarterly report, 4th quarter 2004	February 15
Quarterly report, 1st quarter and Annual General Meeting	April 20
Quarterly report, 2nd quarter	July 19
Quarterly report, 3rd quarter	October 25

For more information

Financial information from Electrolux is also available at www.electrolux.com/ir